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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                               GOTHIC ENERGY CORP.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   0003834821
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                                 (CUSIP NUMBER)

                          CAMBRIDGE INVESTMENTS LIMITED
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  July 23, 1996
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              Page 1 of 8 Pages

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 ------------------------                             ------------------------
|   CUSIP NO.0003834821  |           13D             |                        |
 ------------------------                             ------------------------


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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Cambridge Investments Limited
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
           OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        1,161,800 shares of Common Stock (See Item 5.)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        54,500
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        1,161,800 shares of Common Stock (See Item 5.)
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        54,500
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,216,300 shares of Common Stock (See Item 5.)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8% of Common Stock (See Item 5.)
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   14     TYPE OF REPORTING PERSON*
          IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages
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                                  SCHEDULE 13D


                  This Schedule 13D is being filed on behalf of Cambridge Investments Limited, a California corporation, registered as an investment advisor in the State of California, regarding shares of Gothic Energy Corp. acquired on behalf of certain of its clients.

Item 1.  Security and Issuer

         Securities acquired:  Common Stock, $0.01 par value

         Issuer:       Gothic Energy Corp.
                       5727 South Lewis Avenue, Suite 700
                       Tulsa, Oklahoma 74105
                       Tel. No. (918) 749-5666


Item 2. Identity and Background

     Cambridge Investments Limited, a California corporation ("Cambridge"), is registered as an investment advisor in the State of California and provides investment management services to private individuals and institutions. Cambridge's contracts with its clients generally provide that Cambridge is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent Cambridge determines that it is appropriate to utilize its own portfolio management capabilities. Cambridge is located at 600 Montgomery Street, San Francisco, California 94111. Cambridge has not been convicted in a criminal proceeding during the last five (5) years. Cambridge is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. John R. Tozzi ("Mr. Tozzi") is the sole shareholder, director and principal of Cambridge. His business address is 600 Montgomery Street, San Francisco, California 94111. Mr. Tozzi's principal occupation is investment management and he is a United States citizen. During the past five years, Mr. Tozzi has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.



                                Page 3 of 8 Pages

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Item 3. Source and Amount of Funds

     Cambridge, through both Cambridge Energy, L.P. ("CELP") and Cambridge Energy Fund International Ltd. ("CEF") (collectively, the "Funds"), has invested approximately $2,480,732 in Common Stock of the Issuer as described in Item 5 below. CELP and CEF have invested approximately $1,542,981 and $937,750, respectively. The source of these funds was the respective working capital of each of the Funds. Mr. Tozzi has invested directly approximately $169,375 in Common Stock of the Issuer as described in Item 5 below.


Item 4. Purpose of the Transaction

     Cambridge and Mr. Tozzi have acquired shares of Common Stock reported in
Item 5(c) hereof over the last sixty (60) days, and prior thereto, for portfolio investment purposes only, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Cambridge and Mr. Tozzi reserve the right to acquire, or dispose of, additional securities of the Issuer or any of its securities in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Cambridge and Mr. Tozzi do not have plans or proposals which would result in any of the following:

1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

5) any material change in the present capitalization or dividend policy of the Issuer;

6) any other material change in the Issuer's business or corporate structure;

7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


                                Page 4 of 8 Pages

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8)  causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

9) causing a class of securities of the Issuer to become eligible for termina-tion of registration pursuant to Section 12(g)(4) of the Exchange Act; or

10) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

     (a) Cambridge is the beneficial owner of 1,096,800 shares of Common Stock, or 8.9% shares of the shares outstanding. Of the 1,096,800 shares of Common Stock described above, (i) 680,900 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; and
(ii) 415,900 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF. In addition to the 1,096,800 shares of Common Stock deemed beneficially owned by Cambridge, Mr. Tozzi, directly and indirectly, may be deemed the beneficial owner of 119,500 shares of Common Stock, or, in the aggregate, 1.0% shares of the shares outstanding.

     The number of shares beneficially owned by Cambridge and Mr. Tozzi, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership of Cambridge and Mr. Tozzi on December 5, 1996 is based on 12,381,857 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1996.

     (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of CELP and CEF mentioned above. Mr. Tozzi has the sole power to vote and dispose of 65,000 of the shares of Common Stock held by him. With regard to the remaining 54,500 shares of Common Stock, Mr. Tozzi has shared power to vote or direct the vote, or to dispose or direct the disposition of such shares. The 54,500 shares are owned by various members of Mr. Tozzi's family.

     (c) The transactions in the Issuer's securities by Cambridge and Mr. Tozzi over the last sixty (60) days are listed as Annex A attached hereto and made apart hereof.

     (d) CEF and CELP, respectively, have the right to participate in the receipt of dividends from, or proceeds from the sale of securities held on behalf of such funds. CELP may be deemed the holder of 680,900 shares or 5.5% of the outstanding shares of Common Stock. Cambridge is the General Partner of CELP.

     (e) Not Applicable.

                              Page 5 of 8 Pages

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Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to
        Securities of the Issuer

                  Not Applicable.


Item 7. Material to be Filed as Exhibits

        Not Applicable


                              Page 6 of 8 Pages

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                                     ANNEX A


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  DATE          TRANS        SHARES          PRICE          ACCOUNT
                (A/D)                         ($)
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10/22/96          A           9,800         2.56250           CEF
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10/22/96          A          15,200         2.56250           CELP
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 11/7/96          A           2,500         2.56250      John R. Tozzi*
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 11/7/96          A          23,500         2.62500      John R. Tozzi*
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 11/7/96          A           2,500         2.56250      John R. Tozzi*
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 11/7/96          A           7,500         2.62500      John R. Tozzi*
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11/13/96          A          20,000         2.68750           CEF
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11/13/96          A          30,000         2.68750           CELP
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11/14/96          A           8,500         2.68750      John R. Tozzi*
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11/21/96          A           5,000         2.62500      John R. Tozzi*
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11/21/96          A           5,000         2.62500      John R. Tozzi*
=============================================================================

* Mr. Tozzi has indirect ownership of shares held by family member.



                                Page 7 of 8 Pages

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Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 1996


                                         CAMBRIDGE INVESTORS LIMITED


                                    By:/s/ John R. Tozzi
                                       ---------------------------------------
                                           John R. Tozzi,
                                           President

                              Page 8 of 8 Pages